January 14, 2020

John Goll
Chief Accounting Officer
INSMED Inc
10 Finderne Avenue, Building 10
Bridgewater, NJ. 08807

       Re: INSMED Inc
           Form 10-K filed on February 22, 2019
           Filed on February 22, 2019
           Form 8-K filed on October 30, 2019
           File no. 000-30739

Dear Mr. Goll:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on October 30, 2019

Exhibit 99.1, page 3

1. We note your response to our comment from our letter dated December 4, 2019. In order to distinguish your Arikayce milestone payments from your other more typical milestone payments, please expand your disclosures to highlight the nature of your research funding arrangement with the Cystic Fibrosis Foundation and how the arrangement differs from your other license agreements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at
202-551-3691 with any questions.
 John Goll
INSMED Inc
January 14, 2020
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FirstName LastNameJohn Goll   Sincerely,
Comapany NameINSMED Inc
                              Division of Corporation Finance
January 14, 2020 Page 2       Office of Life Sciences
FirstName LastName